                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No.    1     )*
                                         ---------

                             ATC ENVIRONMENTAL INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   002067-10-6
            --------------------------------------------------------
                                 (CUSIP Number)

                               STEVEN MORSE, ESQ.
                               111 GREAT NECK RD.
                             GREAT NECK, N.Y. 11021
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     6/29/95
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages


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CUSIP No. 002067-10-6                 13-D                     Page 2 of 4 Pages


- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Aurora Environmental Inc. 59-2866919
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

- -------------------------------------------------------------------------------
  3  SEC USE ONLY


- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        Not Applicable
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                      None
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     None
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    None
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       None
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*

        None
- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        None
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        CO
- -------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 4 Pages


                                  SCHEDULE 13D

     THIS SCHEDULE 13D IS BEING FILED AS A RESULT OF AURORA ENVIRONMENTAL INC. ("AURORA") ENTERING INTO AN AGREEMENT AND PLAN OF MERGER WITH ATC ENVIRONMENTAL INC. (THE "ISSUER") PURSUANT TO WHICH AURORA WAS MERGED INTO AND WITH THE ISSUER AS THE SURVIVING CORPORATION EFFECTIVE JUNE 29, 1995. EACH AURORA COMMON STOCKHOLDER WILL RECEIVE .545 OF A SHARE OF ATC COMMON STOCK IN EXCHANGE FOR EACH 1.0 SHARE OF AURORA COMMON STOCK. FURTHER, EACH OPTION/WARRANT HOLDER OF AURORA WILL RECEIVE A NEW ATC OPTION/WARRANT ENTITLING THE HOLDER TO PURCHASE
 .545 OF A SHARE OF ATC COMMON STOCK FOR EACH 1.0 SHARE OF AURORA COMMON STOCK REPRESENTED BY THE OPTION/WARRANT. FOR COMPLETE DETAILS OF THE PROPOSED MERGER, REFERENCE IS MADE TO THE ISSUER'S FORM S-4 REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OR ABOUT JANUARY 11, 1995, FILE NO. 33-88380.

ITEM 1.   Security and Issuer.

          This statement relates to the shares of common stock, $.001 par value, of ATC Environmental Inc. (the "Issuer"). The Issuer's principal executive office is located at 104 East 25th Street, 10th Floor, New York, NY 10010.

ITEM 2.   Identity and Background.
          (a)  Aurora Environmental Inc.

          (b)  104 East 25th Street, 10th floor, New York, NY 10010

          (c)  principal stockholder of ATC

          (d)  Not applicable

          (e)  Not applicable

          (f)  U.S.A.

ITEM 3.   Source and Amount of Funds or Other Consideration
          Not applicable

ITEM 4.   Purpose of Transactions

          Incorporated by reference is the Issuer's Form S-4 Registration Statement, File No. 33-88380 for a complete description of the purpose of the Merger. Except as described in the Form S-4 Registration Statement, the Issuer has no plans or proposals which relate to or result in (a) through (j) of this
Item 4.

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                                                               Page 4 of 4 Pages


ITEM 5.   Interest in Securities of the Issuer

          (a)-(c) Effective June 29, 1995, Aurora merged into ATC with ATC as the surviving corporation. Aurora cancelled its 3,258,000 shares of ATC owned by it as part of the Merger.

          (d)  Not applicable.

          (e) Aurora no longer owns 5% or more of ATC.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Not applicable

ITEM 7.   Materials to be filed as Exhibits.

          Agreement and Plan of Merger dated as of January 6, 1995 by and between Aurora and the Issuer (incorporated by reference to Exhibit 2(a) filed as an Exhibit to the Form S-4 Registration Statement, File No. 33-88380).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 10, 1995

Reporting Person:  AURORA ENVIRONMENTAL INC.


Signature:      /s/MORRY F. RUBIN
               -----------------------------
               By: Morry F. Rubin, President